FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

MARVEL’S SUB-MARINER HEADLINES CRYPTOLOGIC’S NEWEST
CASINO GAME PACK

E-gaming leader’s newest line-up delivers more action, more entertainment – and more chances to win

July 10, 2008 (Dublin, IRELAND) – Underwater adventure and intense blackjack action await online players with the introduction of the latest game pack from CryptoLogic Limited, a leading software developer to the global Internet gaming market. CryptoLogic’s newest game pack features famed Marvel Super Hero Sub-Mariner and 4 Deck Multi Hand Video Blackjack, a patent-pending product developed exclusively by CryptoLogic.

Available today, these new games are offered through William Hill (www.williamhillcasino.com), InterCasino (www.intercasino.com) and at Littlewoods (www.littlewoodscasino.com).

“At CryptoLogic, we know there are two critical elements to online gaming success: give players a compelling experience with a game or character they know, or design a fresh take on a familiar concept,” said Brian Hadfield, CryptoLogic’s President and CEO. “Our relationship with Marvel has enabled us to create and deliver some of the most memorable online slots today with some of the world’s most recognized characters. Coupled with our patent-pending gaming innovations, CryptoLogic has aggressively positioned itself as a leader in this highly competitive space.”

Sub-Mariner, one of the first Marvel Comics legends, makes his Internet casino debut with an action-packed 25 payline online slot game, joining other popular characters, including Spider-Man, The Hulk, the Fantastic Four, Iron Man and The X-Men. Watch as the game screen is flooded, leaving Sub-Mariner to swim through each level of reels. Sink submarines and destroy battleships to save the underwater world of Atlantis during rewarding and visually-stunning interactive bonus rounds for a chance to win 5000 times your line bet – all for as little as one cent!

Fans of blackjack are in for a real treat with the launch of the latest installment of CryptoLogic’s proprietary Multi Hand Video Blackjack game: 4 Deck Multi Hand Video Blackjack. An incredible new twist enables players to play up to five hands at a time, against up to 50 dealer hands. With a single strong hand, you can beat the dealer up to 50 times in one round! Player friendly rules, including four decks per shoe, dealer standing on 17 and a tutorial feature, make this game a breeze – even for first-time players.

“Our innovative games make players want to come back for more, time and time again — making CryptoLogic the software of choice for players and licensees alike,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

CryptoLogic has one of the most comprehensive casino gaming suites on the Internet. With more than 270 games available, including fan favourites Bejeweled(, Cubis(, Jewel Quest( and games featuring iconic Marvel Super Heroes, the company has introduced some of the most popular games available on the Internet today.

CryptoLogic has earned top honours for its world-class Internet software, including Top Casino Software from Online Gambling Magazine for three consecutive years. The award, based on the votes of readers, players and website visitors, is widely considered the industry’s top award.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Marvel Entertainment, Inc.

With a library of over 5,000 characters, Marvel Entertainment, Inc. is one of the world's most prominent character-based entertainment companies. Marvel's operations are focused on utilizing its character franchises in licensing, entertainment, publishing and toys. Areas of emphasis include feature films, DVD/home video, consumer products, video games, action figures and role-playing toys, television and promotions. Rooted in the creative success of over sixty years of comic book publishing, Marvel's strategy is to leverage its character franchises in a growing array of opportunities around the world. For more information, visit www.marvel.com.

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright Ó 2008 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Kyla Thoms, ext 237 kthoms@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.